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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               LOTOFF CORPORATION
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                                (Name of Issuer)


                          Common Stock, Par Value $.01
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                         (Title of Class of Securities)


                                    545674103
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                                 (CUSIP NUMBER)


             Patrick Daugherty, Esq.; NationsBank Corporate Center,
            Charlotte, North Carolina 28202; Telephone (704) 417-3101
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 27, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




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                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO. 545674103

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1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person

         Millbrook Partners L.P.
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2) Check the Appropriate Box if a Member of a Group
         (a)
         (b)
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3) SEC Use Only

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4) Source of Funds:  WC

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5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Item 2(d) or 2(e)
                                                                            [  ]
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6) Citizenship or Place of Organization:  Delaware

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Number of Shares               7)  Sole Voting Power: 98,960
Beneficially Owned
By Each Reporting              -----------------------------------
Person With                    8)  Shared Voting Power:

                               -----------------------------------
                               9)  Sole Dispositive Power:  98,960

                               -----------------------------------
                               10) Shared Dispositive Power:

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11) Aggregate Amount Beneficially Owned by Each Reporting Person: 98,960

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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [  ]
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13) Percent of Class Represented by Amount in Row (11): 11.6%

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14) Type of Reporting Person: PN

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D dated November 7, 1997 ("Statement"), filed by Millbrook Partners L.P. (the "Partnership"), relates to the common stock, par value $.01 per share ("Common Stock"), of Lotoff Corporation, a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

The address of the principal executive offices of the Company is 8750 Tesoro Drive, San Antonio, Texas 78217.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by the Partnership, a Delaware limited partnership whose principal business is investment in marketable securities. The address of its principal business and its principal office is 2102 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082.

Mark M. Mathes ("Mathes") is the sole general partner of Millbrook Partners L.P. His address is 2102 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082. Mathes is a citizen of the United States.

During the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Partnership acquired its shares of Common Stock with its own funds, amounting to $111,330.

ITEM 4. PURPOSE OF TRANSACTION.

The Partnership acquired its shares of Common Stock for investment purposes only and does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D under the Act. Notwithstanding the foregoing, the Partnership may, based on continuing review of its investments in the Common Stock, acquire additional shares of Common Stock or dispose of shares of Common Stock and/or otherwise modify or change its intentions.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of the filing of this Statement, the Partnership beneficially owned 98,960 shares of Common Stock, constituting 11.6% of the outstanding Common Stock.

         As of the date of the filing of this Statement, Mathes beneficially owned, as the sole general partner of the Partnership, 98,960 shares of Common Stock, constituting 11.6% of the outstanding Common Stock.

(b) Mathes has the sole power to vote and the sole power to dispose of the 98,960 shares of the Common Stock that he beneficially owns.

(c) Except as disclosed on Schedule A to this Statement (incorporated herein by reference thereto), there have been no transactions in shares of the Common Stock effected by or for the account of the Partnership during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Inasmuch as the Partnership Agreement is a contract that includes arrangements, understandings and relationships among the Partnership and Mathes with respect to the Shares, the entire Partnership Agreement is incorporated herein by this reference thereto. There are no other contracts, arrangements, understandings or relationships with respect to the Common Stock. The Partnership Agreement provisions that relate directly to the Common Stock include the following:

         (i) Mathes, as the sole general partner, has the power to purchase and transfer securities and contracts and to vote securities.

         (ii) Losses are allocated to the partners in accordance with their partnership percentages until the aggregate adjusted capital accounts of the limited partners equal zero; any remainder is allocated to the general partner.

         (iii) Profits are allocated to the general partner to the extent that losses have been allocated to the general partner; 20% of the remainder is allocated to the general partner, with the balance allocated to the partners in accordance with their partnership percentages.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 - Partnership Agreement of Millbrook Partners L.P.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 1997

                                                     MILLBROOK PARTNERS L.P.


                                                     By:  /s/ Mark M. Mathes
                                                         -------------------
                                                         Mark M. Mathes
                                                         General Partner



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                                   SCHEDULE A


         The Partnership acquired its shares of Common Stock in open market transactions as follows:



          DATE                       TRANSACTION                PRICE PER SHARE

         10/27/97                   Bought 42,000                    1.125

         10/29/97                   Bought 56,960                    1.125


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